SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes      No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2006, incorporated by reference herein:

Exhibit
99.1
Release dated July 6, 2006, entitled “HIGH GRADE ZINE STRUCTURES TAKING
SHAPE AT TOLUKUMA GOLD MINE”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 7, 2006
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title:    Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ARB number 086 277 616
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
ASX trading symbol: DRD
(“DRDGOLD” or “the Company”)

HIGH GRADE ZINE STRUCTURES TAKING SHAPE AT TOLUKUMA GOLD
MINE

Tolukuma Gold Mine (“TGM”) is a mining operation based in Papua New Guinea. TGM is owned by Emperor Mines Limited, a company registered in Australia and listed on the Australian Stock
Exchange in which DRDGOLD hold 79.7% through its wholly owned subsidiary DRD (Offshore)
Limited, a company registered in the Isle of Man.

Exploration development and underground diamond drilling at TGM has continued to intersect high grade gold mineralisation on the Zine Structure as well as in a newly discovered splay off the Zine structure. The Zine Structure is now being developed in two drives on the 1525m RL and 1495m
RL levels respectively. To date more than 140m of strike length of the Zine Structure has intersected high grade mineralisation on 1525m level and 30m of strike length on 1495m level. An exploration drive along the new Zine Splay structure has intersected 97 m of mineralised strike length. The sampling results from this development are shown below.

Development Level
Strike Length (m)           Width (m)        g/t Au*      g/t Ag*
Zine vein 1495 Zone 1
30
0.8
84.6
129.7
Zine vein 1525 Zone 1
50
0.7
37.4
115.5
Zine vein 1525
14
0.4
1.3
22.7
Zine vein 1525 Zone 2
80
1.4
90.0
143.3
Zine 1525 Splay
97
0.5
44.6
96.3

* Values are uncut

A significant feature has been the discovery of the above mentioned mineralised splay structure off the main Zine vein structure, trending in a south easterly direction. This discovery is very significant being the first high grade mineralised vein to be found extending eastwards from the known vein array that has been mined at Tolukuma. It indicates the potential for an entirely new mineralised corridor to the east, as well as a new internal target area along the potential north west extension.

Zone 1 on 1495 level and Zone 2 on 1525 level both remain open to the south whilst the newly discovered splay vein is open to the south east. Diamond drilling has also intersected the Zine vein some 100m south of current development in hole TU071 and some 160m down dip in hole TU073 both of which returned similar styles of mineralisation.
The following table lists the underground diamond drilling results from the main Zine and Zine
Splay structures.

Hole No
Intersection (down hole & uncut)
Core Recovery %
RL
TU069
1.3m @ 1.1 g/t Au & 3.0 g/t Ag
100
1210
TU070
2.5m @ 1.7 g/t Au & 6 g/t Ag
60
1488
TU071
0.3m @ 56.8 g/t Au and 20.6 g/t Ag
31
1542
0.8m @ 4.1 g/t Au and 158 g/t
Ag
50
1534
TU072
2.4m @ 2.9 g/t Au and 4.2 g/t Ag
61
1610
TU073
2.9m @ 21.2g/t Au & 51.9 g/t Ag
98
1362
TU075
1.6m @ 13.8 g/t Au and 40.1 g/t Ag
60
1419

Due to the exceptionally soft and clay rich nature of the Zine ore body, and the possibility of high water pressures encountered in the Zine vein, drill results to date are affected significantly by poor core recovery. This commonly results in the reported drill intersection significantly under calling the actual mineralisation intersected by exploration development.

Similar to many other high grade ore bodies it is often a case of “drill for structure, drive for grade.”

The continued success of the underground development and diamond drilling exploration is confirmation that the Zine mineralised vein structure and associated splay are likely to host a significant high grade, low sulphidation ore body. Of particular importance is the close proximity of these discoveries to existing mine infrastructure which will allow their speedy incorporation into the mining plan. Development has commenced on 4 levels and it is anticipated that the mineralised structure will contribute to production in the December 06 quarter.

Currently two underground rigs are conducting step out drilling whilst a 3rd rig is being shipped to the mine to expedite the resource infill drill program.

Johannesburg
06 July 2006